TATA

02049474

Fax : 001-202-942-9634

August 22. 2002
File No.82-3768

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

RECD S.E.C.
AUG 23 2002
1086

Dear Sirs,

Tata Engineering and Locomotive Company Limited "File No.82-3768" – Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Furnished herewith is the following information with respect to Tata Engineering and Locomotive Company Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

> "Pursuant to clause 36 of the Listing Agreement with The Stock Exchange, Mumbai, we would like to inform you that the Company has signed an agreement with its Depository for GDR holders, Citibank N.A. for Two-way Fungibility of GDRs with Ordinary Shares of the Company as permissible under the notification issued by the Reserve Bank of India dated February 13, 2002 offering foreign investors the aforesaid facility.
>
> The scheme is operational with effect from August 23, 2002. For operational guidance, Citibank N.A., Custodian may be contacted at the following address:-
>
> Ramnord House
> 77, Dr Annie Besant Road
> Worli, Mumbai 400 018"

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Kindly contact the undersigned in Mumbai at the above address or by telephone at (91-22) 2867244 or by facsimile at (91-22) 2042408 if you have any questions or require additional information.

Yours faithfully,
Tata Engineering and Locomotive Co. Ltd.

Praveen P Kadle
Executive Director
(Finance & Corporate Affairs)

dlw 8/27